[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

February 18, 2011

VIA EDGAR

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Arizona Dividend Advantage Municipal Fund 3

Registration Statement on Form N-2

File Nos. 333-165126 and 811-21157

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen Arizona Dividend Advantage Municipal Fund 3 that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on February 23, 2011, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Yurij Slyz
Name: Title:	Yurij Slyz Executive Director